SCHEDULE 13G

                Under the Securities Exchange Act of 1934
                      (Amendment No. ------------)

                     Centerpoint Properties Corp.
------------------------------------------------------------------------
                         (Name of Issuer)

                               Common
------------------------------------------------------------------------
                     (Title of Class of Securities)

                                151895109
------------------------------------------------------------------------
                              (CUSIP Number)

Check the following box if a fee is being paid with this statement /_/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other previsions of the
Act (however, see the Notes)
Item 1(a) 	NAME OF ISSUER
	Centerpoint Properties Trust
Item 1(b)	ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES
	1808 Swift Road
	Oak Brook, IL  60523
Item 2(a)	NAME OF PERSON FILING
	DAVIS SELECETED ADVISERS L.P. for
	Abar Foundation
	American Saw
	Atkins, B.
	Atlanta Gas & Light Company
	Atmos Energy
	Bowne & Co.
	Central & Southwest Systems Pension Plan
	Catholic Mutual Relief Society of American
		Retirement Plan
	Davis Convertible Securities Fund
	DetroitLaborers
	Davis Growth & Income Fund
	Davis New York Venture Fund
	Davis Real Estate Fund
	Davis Variable Real Estate Portfolio
	Davis Variable Value Portfolio
	Emma Willard School
	Georgia
	Georgia Corp
	Hathaway Brown
	Hoff Family Trust
	Jicarrilla Apache Tribe
	Lewis & Roca
	Mass Mutual Portfolio
	Mass Mutual Variable
	Martin A
	Martin B
	Medcen
	Methodist Home
	Milder Community Trust
	Mt. Sinai
	Mutual Protect
	NASDRegulation
	NedsIsland
	NYC Superior
	Plumber & Pipefitters
	SunAmerica Venture Value
	Prudential SP
	Quadsan
	RL Polk
	Selected American Shares
	Sicav Davis Real Estate Fund
	Sicav Davis Value Fund
	SSB Large Cap Value
	SunAmerica Style Select
	SunAmerica Large Cap Value
	Suburban Propane
	SunAmerica Real Estate
	SunLifeValue
	Temple
	Via Metropolitan
	Volvo
	New England Zenith
	APL Wrap
	DWR Wrap
	Prudential Wrap
Item 2(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE
	Davis Selected Advisers, L.P.
	2949 East Elvira Road, Suite 101
	Tucson, Arizona 85706
Item 2(c)	CITIZENSHIP
	Colorado Limited Partnership
Item 2(d)	TITLE OF CLASS OF SECURITIES
	Common Stock
Item 2(e)	CUSIP NUMBER
	15185109
Item 3	FIELD PURSUANT TO RULE 13d-1(b)
	(e) [X] Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940
Item 4 	OWNERSHIP
	(a) Amount beneficially owned		3,029,205	shares
	Abar Foundation						1,600
	American Saw						3,200
	Atkins, B.							1,600
	Atlanta Gas & Light Company				13,100
	Atmos Energy						6,700
	Bowne & Co.							2,900
	Central & Southwest Systems Pension Plan		30,500
	Catholic Mutual Relief Society of American
		Retirement Plan					2,100
	Davis Convertible Securities Fund			58,156
	DetroitLaborers						20,500
	Davis Growth & Income Fund				45,300
	Davis New York Venture Fund				372,800
	Davis Real Estate Fund					505,000
	Davis Variable Real Estate Portfolio		7,400
	Davis Variable Value Portfolio			32,500
	Emma Willard School					2,500
	Georgia							4,700
	Georgia Corp						7,900
	Hathaway Brown						3,200
	Hoff Family Trust						2,500
	Jicarrilla Apache Tribe					33,200
	Lewis & Roca						1,300
	Mass Mutual Portfolio					74,899
	Mass Mutual Variable					4,600
	Martin A							600
	Martin B							600
	Medcen							1,100
	Methodist Home						13,200
	Milder Community Trust					3,900
	Mt. Sinai							200
	Mutual Protect						2,800
	NASDRegulation						9,100
	NedsIsland							7,700
	NYC Superior						6,400
	Plumber & Pipefitters					2,000
	SunAmerica Venture Value				46,100
	Prudential SP						3,500
	Quadsan							4,700
	RL Polk							2,400
	Selected American Shares				1,521,194
	Sicav Davis Real Estate Fund				8,700
	Sicav Davis Value Fund					7,100
	SSB Large Cap Value					17,623
	SunAmerica Style Select					1,300
	SunAmerica Large Cap Value				100
	Suburban Propane						5,900
	SunAmerica Real Estate					91,300
	SunLifeValue						3,698
	Temple							100
	Via Metropolitan						200
	Volvo								4,800
	New England Zenith					15,700
	APL Wrap							500
	DWR Wrap							8,535
	Prudential Wrap						45
	(b) Percent of class				14.82%
	Abar Foundation						0.01%
	American Saw						0.02%
	Atkins, B.							0.01%
	Atlanta Gas & Light Company				0.06%
	Atmos Energy						0.03%
	Bowne & Co.							0.01%
	Central & Southwest Systems Pension Plan		0.15%
	Catholic Mutual Relief Society of American
		 Retirement Plan					0.01%
	Davis Convertible Securities Fund			0.28%
	DetroitLaborers						0.10%
	Davis Growth & Income Fund				0.22%
	Davis New York Venture Fund				1.79%
	Davis Real Estate Fund					2.43%
	Davis Variable Real Estate Portfolio		0.04%
	Davis Variable Value Portfolio			0.16%
	Emma Willard School					0.01%
	Georgia							0.02%
	Georgia Corp						0.04%
	Hathaway Brown						0.02%
	Hoff Family Trust						0.01%
	Jicarrilla Apache Tribe					0.16%
	Lewis & Roca						0.01%
	Mass Mutual Portfolio					0.36%
	Mass Mutual Variable					0.02%
	Martin A							0.00%
	Martin B							0.00%
	Medcen							0.01%
	Methodist Home						0.06%
	Milder Community Trust					0.02%
	Mt. Sinai							0.00%
	Mutual Protect						0.01%
	NASDRegulation						0.04%
	NedsIsland							0.04%
	NYC Superior						0.03%
	Plumber & Pipefitters					0.01%
	SunAmerica Venture Value				0.22%
	Prudential SP						0.02%
	Quadsan							0.02%
	RL Polk							0.01%
	Selected American Shares				7.32%
	Sicav Davis Real Estate Fund				0.04%
	Sicav Davis Value Fund					0.03%
	SSB Large Cap Value					0.08%
	SunAmerica Style Select					0.01%
	SunAmerica Large Cap Value				0.00%
	Suburban Propane						0.03%
	SunAmerica Real Estate					0.44%
	SunLifeValue						0.02%
	Temple							0.00%
	Via Metropolitan						0.00%
	Volvo								0.02%
	New England Zenith					0.08%
	APL Wrap							0.00%
	DWR Wrap							0.28%
	Prudential Wrap						0.00%
	(c) Number of shares as to which such person has:

	(i)   sole power to vote or to direct the vote

		Davis Selected Advisers, L. P.  3,029,205

	(ii)  shared power to vote to direct the vote

			N/A
	(iii) sole power to dispose or to direct  the disposition of

	       Davis Selected Advisers, L. P.	3,029,205
	(iv) shared power to dispose or to direct the disposition of N/A

Item 5	Not applicable

Item 6	Not applicable

Item 7	Not applicable

Item 8 	Not applicable

Item 9	Not applicable

Item 10	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer or such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

	SIGNATURE	/s/ Anthony Frazia

	PRINT		Anthony Frazia, Chief Compliance Officer

	DATE		February 14, 2001